Office of the Minnesota Secretary of State
Certificate of Incorporation

   I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name: DCare Inc

File Number: 1274029700025

Minnesota Statutes, Chapter: 302A

This certificate has been issued on: 11/29/2021



Steve Simon
Secretary of State
State of Minnesota

Office of the Minnesota Secretary of State

Minnesota Business Corporation/Articles of Incorporation

Minnesota Statutes, Chapter 302A



The individual(s) listed below who is (are each) 18 years of age or older, hereby adopt(s) the following Articles of Incorporation:

ARTICLE 1 - CORPORATE NAME:

DCare Inc

ARTICLE 2 - REGISTERED OFFICE AND AGENT(S), IF ANY AT THAT OFFICE:

Name   Address:

Edwin Bogonko

2147 University Ave West Ste 105 Saint Paul MN 55114 USA

ARTICLE 3 - MAXIMUM SHARES THE CORPORATION MAY ISSUE:**1000000**

ARTICLE 4 - INCORPORATOR(S):

Name: Address:

Michael A Essien   **2147 University Avenue West Suite 105 Saint Paul MN 55114**

DURATION: **PERPETUAL**

If you submit an attachment, it will be incorporated into this document. If the attachment conflicts with the information specifically set forth in this document, this document supersedes the data referenced in the attachment.

By typing my name, I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

SIGNED BY: **s/Mike Essien**

MAILING ADDRESS: **None Provided**

EMAIL FOR OFFICIAL NOTICES: **messien@essienlaw.com**

ARTICLES OF INCORPORATION
OF DCARE, INC.

The undersigned, being a natural person over the age of 18 years, adopts the following Articles of Incorporation to form a business corporation under Minn. Stat. Ch. 302A:

ARTICLE I

The name of this corporation is **DCARE, INC.**

ARTICLE II

The registered agent of this corporation is Edwin Bogonko. The address of the registered office of this corporation is:

2147 University Avenue West, Ste 105
St. Paul, MN 55114

ARTICLE III

This corporation is authorized to issue 1,000,000 shares of the corporation in aggregate, with a par value of $0.01 per share.

ARTICLE IV

The name and address of the incorporator is:

Michael A. Essien
2147 University Avenue West, Suite 105
Saint Paul, MN 55114

ARTICLE V

The board of directors of this corporation has authority to establish more than one class or series of shares of this corporation, and the different classes and series shall have such relative rights and preferences, with such designations, as the board may by resolution provide.

ARTICLE VI

Shareholders of this corporation have no preemptive rights except as may be otherwise provided by the board in a resolution establishing a class or series of the shares of this corporation.

ARTICLE VII

Any action required or permitted to be taken at a meeting of the board of directors, if such action need not be approved by the shareholders, may be taken by written action signed (or consented to by authenticated electronic communication) by the number of directors required to take the same action at a meeting of the board at which all directors were present.

ARTICLE VIII

A director of this corporation shall not be personally liable to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director. The foregoing shall not be deemed to eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Minn. Stat. §§ 302A.559 or 80A.76, (d) for any transaction from which the director derived any improper personal benefit, or (e) for any act or omission occurring prior to the effective date of this Article. Any repeal or modification of this paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE IX

The Corporation intends to elect S corporation status under the Internal Revenue Code. Therefore, only persons who qualify as shareholders under subchapter S of the Internal Revenue Code may hold shares in the Corporation.

ARTICLE X

Unless dissolved earlier according to law, this Company has perpetual existence.

Dated: November 29, 2021   __s/Mike Essien_____
                                              Michael A. Essien, Incorporator



Work Item 1274029700025
Original File Number 1274029700025

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
11/29/2021 11:59 PM

Steve Simon
Secretary of State